FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: November 5, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC POSTS STRONG REVENUE & EARNINGS IN Q3 2004

•  Gaming software developer capitalizes on online poker growth, solid Internet casino performance
•   Quarterly dividend increased to US$0.05 per share

November 5, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its consolidated financial results for the third quarter and nine months ended September 30, 2004. The company achieved strong revenue and solid earnings, driven by the rapid growth of its online poker product and solid performance in the Internet casino business.

“CryptoLogic’s continued success in online poker and investment in our casino portfolio have produced another excellent quarter – one that shows the strength of our strategy,” said Lewis Rose, CryptoLogic’s President and CEO. “Fees from online poker have been particularly strong and grew by more than 55% over last quarter. Our strong performance and financial position make now the perfect time for us to invest in our growing business to drive growing momentum.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2004	2003(1)	2004	2003(1)

Revenue	$ 15.6	$ 10.9	$ 45.8	$ 30.7
Earnings	$ 2.9	$ 2.2	$ 9.9	$ 6.4
Earnings per diluted share	$ 0.21	$ 0.17	$ 0.73	$ 0.51

(1) Reflects the expensing of stock options effective January 1, 2003.

Fiscal 2004 third quarter highlights included:

•	Quarterly revenue grew 43% to $15.6 million with earnings rising 32% to $2.9 million or $0.21 per diluted share, compared with the same period in 2003. This was ahead of analysts’ average consensus of $0.15 per diluted share;

•	Online poker fees derived from its WagerLogic software licensing subsidiary increased by more than 55% from the previous quarter, and now account for more than 20% of total Q3 2004 revenue. These particularly strong results were driven by the positive momentum of online poker licensees and the appeal of new product enhancements, especially for online tournaments;

•	The third quarter saw CryptoLogic’s WagerLogic subsidiary introduce six brand-new video slots linked to one progressive jackpot. A succession of new games, particularly in the popular slot and jackpot categories, has contributed to solid performance in the company’s Internet casino revenue; and

•	International diversification remained strong, with overseas markets contributing more than 60% of licensees’ revenue for Q3 2004, up from over 55% and 40% in fiscal 2003 and 2002 respectively.

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

Strong Third Quarter Performance (All financial figures are in US dollars)
CryptoLogic achieved strong consolidated revenue and solid earnings in the third quarter ended September 30, 2004. Revenue rose 43% to $15.6 million (Q3 2003: $10.9 million). EBITDA(2) for the quarter grew by 30% to $3.6 million (Q3 2003: $2.8 million). In line with increased investments in product development and system support to drive continued revenue generation, EBITDA(2) margin for the quarter was 23% as a percentage of revenue, compared with 25% last year. Earnings for the quarter rose 32% to $2.9 million or $0.21 per diluted share (Q3 2003: $2.2 million or $0.17 per diluted share).

Even though the third quarter is typically the slowest season of the year for online gaming, CryptoLogic delivered strong gains due to a significant rise in fees from the growing success of online poker licensees. In addition, the company’s core casino business benefited from the popularity of new slot and progressive jackpot games.

Revenue for the first nine months of 2004 increased 49% to $45.8 million (Q3 2003 YTD: $30.7 million). EBITDA(2) for the first nine months in 2004 increased by 63% to $12.6 million (Q3 2003 YTD: $7.7 million). This resulted in EBITDA(2) margin growing to 28%, compared with 25% in the same nine-month period of 2003. Earnings for the nine months ended September 30, 2004 improved by 54% to $9.9 million or $0.73 per diluted share (Q3 2003 YTD: $6.4 million or $0.51 per diluted share).

Major Investment Program
CryptoLogic’s strategic investments in poker and the European market are already bearing fruit. To ensure the company’s growth continues, and as part of its previously announced investment program, CryptoLogic has embarked on a significant advancement of its gaming offering and infrastructure. This program is directed at its casino and poker products, system scalability, customer care and back-office support systems. The cost of the investment program is estimated at $10 million, which includes operating costs, capital expenditures and capitalized software development costs. Approximately 70% of the total program will be invested by the end of this year, of which approximately $5.0 million or 50% of the total program has been spent to date. Almost all of the remaining 30% balance will be invested in the first half of 2005. For 2004, capitalized software development costs are expected to account for approximately 15% of the total investment program, including $0.7 million incurred in Q3 2004. In addition, the company will have spent approximately $3 million of capital expenditures in the normal course of business this year.

A Healthy Balance Sheet
CryptoLogic’s positive cash generation continued to add to a strong balance sheet. At September 30, 2004, the company had no debt, and total cash was $77.1 million or $5.68 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $56.2 million or $4.15 per diluted share.

Given CryptoLogic’s continued earnings and cash generation, on November 4, 2004, the Board approved a 67% increase in its quarterly cash dividend to US$0.05 per common share, up from US$0.03 per common share. The increase will commence with the company’s quarterly dividend payable on December 15, 2004 to shareholders of record as at December 8, 2004.

Operating cash flow for the third quarter of 2004 was $2.2 million, compared with $9.9 million in 2003. The decline was due largely to increased receivables in 2004 resulting from two licensees having responsibility for their own e-cash processing.

Global Diversification
CryptoLogic continued to be well-diversified in key markets around the world. Revenue generated from licensees’ international players rose to more than 60% in Q3 2004, compared with over 55% and 40% in fiscal 2003 and 2002 respectively. The UK and Continental Europe continued to represent core markets at more than 30% and 20% respectively of overall revenue for the third quarter of 2004.

A Winning Hand in Internet Poker
CryptoLogic is realizing excellent returns from its online poker product – one of the fastest-growing segments in the history of interactive gaming. Through its WagerLogic subsidiary, the company’s Internet poker software continues to power one of the top five highest revenue-generating poker rooms on the Internet according to PokerPulse, an independent industry research website.

The company’s online poker fees have tripled compared with the same third quarter period in 2003, and have risen more than 55% over Q2 2004. Online poker exceeded 20% of third quarter revenue (approximately 17% on a year-to-date basis), ahead of CryptoLogic’s 15% target for 2004. Through the company’s WagerLogic subsidiary, CryptoLogic is benefiting from the increasing momentum of its brand name poker licensees. The licensees’ central poker room has now risen up to 4,000 players online simultaneously, and the trend suggests continued growth in the future.

The newest version of CryptoLogic’s online poker software, Poker Version 3.4, has been positively received, with the introduction of satellite tournaments that allow licensees to host multi-level, multi-table tournaments. This enhanced tournament capability is generating increased player traffic, enabling larger cash prizes, and providing the infrastructure for large scale tournament events.

Expansion of Core Casino Product
CryptoLogic’s investment in its Internet casino suite and new game releases are proving successful in helping licensees attract and retain players, and drive revenue. In the third quarter, CryptoLogic expanded its online slot portfolio even further, adding six new video slots – all linked to one multi-currency progressive jackpot. CryptoLogic has released more than 20 new choices of the most popular casino games this year.

Outlook
By delivering on its focused strategy and core investment plan, CryptoLogic continued to achieve revenue growth, profitability and healthy cash flow despite a competitive environment and ongoing US uncertainty. The company will maintain this disciplined approach to drive continued positive momentum, especially in the rapidly expanding online poker market. Accordingly, Management forecasts fourth quarter revenue to range from $15.9-$16.2 million, with earnings of $2.9-$3.1 million or $0.21-$0.23 per diluted share.

Given CryptoLogic’s growing revenue, cash generation and strong financial position, now is the right time for the company to invest in its future. During the next three quarters, CryptoLogic will continue to invest significantly in its software poker offering, system scalability, casino software, infrastructure, customer support and back-office systems – all aimed at strengthening the company’s global leadership in its core casino business and its position in the exciting online poker segment.

2004 Third Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Friday, November 5, 2004. Interested parties should call either 416-695-5259, 1-877-888-3490 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until November 12, 2004 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

(2)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and its subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September 30, 2004 and September 30, 2003, and the audited consolidated statements, including the notes thereto, and the MD&A for the year ended December 31, 2003 as set out in our 2003 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2003 year end MD&A. This MD&A is dated November 5, 2004.

All currency amounts are in US dollars, unless otherwise indicated.

OVERVIEW
CryptoLogic is a leader and the world’s largest publicly traded online gaming software development company. Our Internet gaming software and related proprietary e-commerce technology and support services enable secure, reliable, efficient, and rapid financial transactions over the Internet. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing and support of our gaming software and services to an internationally-recognized blue chip client base (“licensees” or “customers”) around the world who operate under government authority. As of September 30, 2004, CryptoLogic had issued and outstanding 13,104,111 common shares and 1,526,211 options for the purchase of common shares.

RESULTS OF OPERATIONS

Revenue
CryptoLogic posted strong performance in the third quarter of 2004, although this quarter is typically the slowest season of the year for online gaming. Revenue increased by 43% to $15.6 million (Q3 2003: $10.9 million). Revenue for the first nine months of 2004 grew by 49% to $45.8 million (Q3 2003 YTD: $30.7 million).

Strong gains were attributed to the tripling of online poker fees versus the same quarter in 2003, and a more than 55% increase over Q2 2004. Online poker exceeded 20% of Q3 2004 revenue (approximately 17% on a year-to-date basis). CryptoLogic is on track to realize its 2004 annual target to grow poker to 15% of total revenue. This growth was driven by: a new poker release introducing satellite tournament capabilities, which enable large scale tournaments that attract players; and the growing popularity of WagerLogic’s poker licensees, which are among the most prominent gaming brands including Betfair, William Hill, Littlewoods Gaming, ukbetting and The Ritz Club. As a result, there are currently up to 4,000 players online simultaneously in the licensees’ central poker room. WagerLogic expects continued positive contribution from its poker licensees as they benefit from an enhanced poker offering and capitalize on the rapidly expanding online poker market.

Solid performance in CryptoLogic’s core Internet casino business was due to our investment in the release of new games, continued strength of existing licensees and an internationally diversified customer base. Revenue from overseas markets increased to more than 60% of total Q3 2004 revenue, up from over 55% and 40% in fiscal 2003 and 2002 respectively. The UK and Continental Europe continued to be core markets accounting for more than 30% and 20% respectively of overall revenue.

Operating Costs
Consolidated operating costs comprise software development and support costs that include all personnel and compensation costs, licensee support, customer service costs and compliance-related expenditures. Operating costs were $10.4 million in the third quarter of 2004 (Q3 2003: $6.7 million). For the nine months ended September 30, 2004, operating costs were $28.6 million (Q3 2003 YTD: $18.8 million). The 2003 comparative results reflect the expensing of stock options effective January 1, 2003.

During Q3 2004, increased expenses were to: develop new casino games and enhance the poker offering to drive revenue growth; expand our systems infrastructure and scalability to service the increased requirements of network and system demand, particularly to support the growth in user traffic in the licensees’ central poker room; and enhance our customer support, back-office processing and analytical tools that will allow licensees to improve the effectiveness of their marketing strategies. This increased expenditure level is expected to continue for the next few quarters to fuel our long term growth. Operating costs also rose with increased processing fees associated with growing financial transaction volumes.

General and Administrative Costs
General and administrative (G&A) expenses were $1.6 million for the quarter (Q3 2003: $1.4 million). For the first nine months of 2004, G&A expenses were $4.3 million (Q3 2003 YTD: $3.9 million). During the third quarter, G&A costs included two items, which amounts somewhat offset each other: a settlement to CryptoLogic related to the departure of the previous Chief Financial Officer, which details are subject to confidentiality; and the expensing of a vacated UK facility as a result of the Company’s call centre moving to Cyprus. The rise in year-to-date G&A was principally due to increased facilities to support a growing organization. G&A expenses are expected to remain at a fairly comparable level.

Finance Costs
Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are classified as security deposits on our balance sheet. These costs rose to $0.1 million in the quarter (Q3 2003: $0.07 million) due to the increased usage of bank drafts for user withdrawals. On a year-to-date basis, finance costs increased to $0.29 million in 2004 (Q3 2003 YTD: $0.26 million).

EBITDA(2)
EBITDA(2) for the third quarter of fiscal 2004 grew to $3.6 million (Q3 2003: $2.8 million). On a year-to-date basis in 2004, EBITDA(2) grew to $12.6 million (Q3 2003 YTD: $7.7 million). In keeping with planned investments in key areas of our business and infrastructure to support long term growth, EBITDA(2) margin was 23% and 28% as a percentage of revenue for the third quarter and year-to-date in 2004 respectively (Q3 2003: 25% and Q3 2003 YTD: 25%).

(2)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

(in thousands of US dollars)	Three months ended September 30,		Nine months ended September 30,

	2004	2003	2004	2003

Earnings	$ 2,856	$ 2,157	$ 9,874	$ 6,409
Income taxes	525	349	2,176	778
Interest income	(361)	(196)	(867)	(531)
Amortization	548	442	1,415	1,059

EBITDA	$ 3,568	$ 2,752	$ 12,598	$ 7,715

Amortization
Amortization expense during the quarter rose to $0.55 million (Q3 2003: $0.44 million), and to $1.4 million in the first nine months of 2004 (Q3 2003 YTD: $1.1 million). The increase reflected higher investments in computer equipment, software and licenses to support an expanding network infrastructure for a growing organization, and enhancement of back-office systems.

Interest Income
Interest income rose to $0.4 million in the third quarter (Q3 2003: $0.2 million), and to $0.9 million in the first nine months of 2004 (Q3 2003 YTD: $0.5 million). The increase was a result of a higher cash position and higher interest yield.

Provision for Income Taxes
Income taxes for the quarter grew to $0.5 million (Q3 2003: $0.3 million), and $2.2 million for the first nine months of 2004 (Q3 2003 YTD: $0.8 million). This increase was attributed to higher pre-tax earnings and a taxable income mix in higher tax jurisdictions.

Earnings
Earnings for the third quarter rose 32% to $2.9 million or $0.21 per diluted share (Q3 2003: $2.2 million or $0.17 per diluted share). On a year-to-date basis in 2004, earnings increased 54% to $9.9 million or $0.73 per diluted share (Q3 2003 YTD: $6.4 million or $0.51 per diluted share).

Summary of Quarterly Results

	Fiscal 2004			Fiscal 2003(1)				Fiscal 2002

(In thousands of US dollars, except per share data)	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02

Revenue	$15,616	$14,925	$15,224	$13,540	$10,944	$10,826	$ 8,901	$ 8,869

Interest and other income	361	262	244	160	196	174	161	182

Earnings	2,856	3,197	3,821	3,033	2,157	2,479	1,773	2,191

Earnings per share
Basic	0.22	0.25	0.30	0.25	0.18	0.20	0.15	0.18
Diluted	0.21	0.23	0.28	0.23	0.17	0.20	0.15	0.18

Basic weighted average number of shares
(000's)	13,076	12,979	12,641	12,280	12,256	12,237	12,206	12,211

Diluted weighted average number of shares	13,642	13,734	13,419	12,972	12,696	12,395	12,216	12,211
(000's)

(1) Fiscal 2003 results reflect the expensing of stock options effective January 1, 2003.

Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest periods, and revenue in the middle two quarters can slow down as Internet usage moderates in the summer months when players tend to be outdoors. The sequential increase in 2004 third quarter revenue over the second quarter this year was due to the significant growth in online poker fees combined with solid casino revenue.

Major Investment Program
To ensure CryptoLogic’s growth continues, and as part of our previously announced investment program, CryptoLogic has embarked on a significant advancement of our gaming offering and infrastructure. This program is directed at our casino and poker products, system scalability, customer care and back-office support systems. The cost of the investment program is estimated at $10 million, which includes operating costs, capital expenditures and capitalized software development costs. Approximately 70% of the total program will be invested by the end of this year, of which approximately $5.0 million or 50% of the total program has been spent to date. Almost all of the remaining 30% balance will be invested in the first half of 2005. For 2004, capitalized software development costs are expected to account for approximately 15% of the total investment program, including $0.7 million incurred in Q3 2004. In addition, the company will have spent approximately $3 million of capital expenditures in the normal course of business this year. In 2005, capitalized software development costs are expected to be at a comparable percentage.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic continued to add to our strong financial position. As at September 30, 2004, we had no debt, and total cash was $77.1 million ($5.68 per diluted share), which comprised cash and cash equivalents, short term investments, and included $7.0 million of security deposits. Working capital grew to $56.2 million ($4.15 per diluted share.)

Operating cash flow in the third quarter of 2004 was $2.2 million (Q3 2003: $9.9 million), and $9.9 million for the nine-months ended September 30, 2004 (Q3 2003 YTD: $31.0 million). In Q3 2004, the decline was due primarily to increased receivables in 2004 resulting from two licensees assuming responsibility for their own e-cash processing. For the same nine months in 2003, cash generated from operations was exceptionally high due to more favourable security deposit arrangements beginning in 2003, the timing of accounts payable that year, and increased receivables in 2004 as highlighted above.

CryptoLogic’s total cash position was comparable to Q2 2004 as operating cash flow was re-invested to support the company’s strategic investment initiatives.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES
These items are unchanged as discussed in the Company’s MD&A for the year ended December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS
The Company enters into forward foreign exchange contracts to manage a portion of our exposure to currency fluctuations, which forward contracts are valued at $3.7 million for the balance of 2004.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2003 as contained in our 2003 Annual Report. Such risks and uncertainties are incorporated herein by reference.

OUTLOOK
CryptoLogic’s focused strategy and investment in key markets and fast-growing product segments offering vast market potential have produced excellent revenue growth, solid earnings and positive cash flow despite a competitive online gaming industry marked by continued US uncertainty.

CryptoLogic’s financial strength and performance make now the best time for us to continue to invest in our core business to realize long term returns. In line with our previously stated plan, major investments remain targeted at: new game development in both online casino and the major growth area of poker; system scalability and infrastructure to support licensees’ increasing player traffic and volumes; and customer support and back-office systems to assist licensees with more effective marketing and enhance player loyalty.

By staying disciplined in our execution, Management is confident that we will continue to strengthen our global leadership and deliver profitable performance in both our core casino business and the rapidly expanding poker market.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at September 30, 2004 (unaudited)	As at December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$ 24,440	$44,010
Security deposits	7,000	6,550
Short term investments	45,622	16,747
Accounts receivable and other	7,359	2,389
Prepaid expenses	1,796	1,163

	86,217	70,859

User funds on deposit	12,449	9,394
Capital assets	8,145	3,915
Intangible assets	113	122
Goodwill	1,776	1,776

	$108,700	$86,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 27,428	$25,063
Income taxes payable	2,546	1,063

	29,974	26,126

User funds held on deposit	12,449	9,394

	42,423	35,520

Shareholders' equity:
Capital stock	17,990	11,350
Stock options	824	438
Retained earnings	47,463	38,758

	66,277	50,546

	$108,700	$86,066

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003

Retained earnings, beginning of period	$ 45,000	$ 34,628	$ 38,758	$ 30,376
Earnings	2,856	2,157	9,874	6,409
Dividends paid	(393)	--	(1,169)	--
Registration costs	--	(334)	--	(334)

Retained earnings, end of period	$ 47,463	$ 36,451	$ 47,463	$ 36,451

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003

Revenue	$15,616	$10,944	$45,765	$30,671

Expenses
Operating costs	10,382	6,744	28,626	18,832
General and administrative	1,564	1,374	4,255	3,865
Finance	102	74	286	259
Amortization	548	442	1,415	1,059

	12,596	8,634	34,582	24,015

Income from operations	3,020	2,310	11,183	6,656
Interest income	361	196	867	531

Earnings before income taxes	3,381	2,506	12,050	7,187
Income taxes	525	349	2,176	778

Earnings	$ 2,856	$ 2,157	$ 9,874	$ 6,409

Earnings per share
Basic	$ 0.22	$ 0.18	$ 0.77	$ 0.52
Diluted	$ 0.21	$ 0.17	$ 0.73	$ 0.51
Weighted average number of shares (`000s)
Basic	13,076	12,256	12,899	12,233
Diluted	13,642	12,696	13,562	12,491

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003

Cash provided by (used in):

Operating activities:
Earnings	$ 2,856	$ 2,157	$ 9,874	$ 6,409
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	548	442	1,415	1,059
Gain on sale of investment	--	--	--	(31)
Stock options	326	127	863	289
Changes in operating assets and liabilities:
Security deposits	--	1,500	(450)	10,190
Accounts receivable and other	(3,608)	1,101	(4,970)	1,287
Prepaid expenses	(80)	(262)	(633)	(303)
Income taxes payable	(207)	924	1,483	1,403
Accounts payable and accrued liabilities	2,385	3,952	2,365	10,688

	2,220	9,941	9,947	30,991

Financing activities:
Issue of capital stock	271	53	6,163	270
Registration costs	--	(334)	--	(334)
Dividends paid	(393)	--	(1,169)	--

	(122)	(281)	4,994	(64)

Investing activities:
Purchase of capital assets, net of disposal	(2,210)	(344)	(5,547)	(2,269)
Purchase of intangible assets	--	(8)	(89)	(8)
Short term investments	1,683	(13,090)	(28,875)	(2,233)
Sale of investment	--	--	--	711

	(527)	(13,442)	(34,511)	(3,799)

Increase (decrease) in cash and cash equivalents	1,571	(3,782)	(19,570)	27,128
Cash and cash equivalents, beginning of period	22,869	44,570	44,010	13,660

Cash and cash equivalents, end of period	$ 24,440	$ 40,788	$ 24,440	$ 40,788

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2004
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2003. These consolidated interim financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2003, as set out in the 2003 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2003 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2004	2003
Dividend yield	0.75%	0.75%
Risk-free rate	2.75%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $326 in Q3 2004 (Q3 2003: $127) is included in operating costs. Consideration paid by employees on the exercise of stock options is credited to share capital.

The impact of expensing stock options on earnings is as follows:

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003

	(`000)	(`000)	(`000)	(`000)
Stock options expense	$ 326	$ 127	$ 863	$ 289

Stock options expense (per share):
Basic	$ 0.02	$ 0.01	$ 0.07	$ 0.02
Diluted	$ 0.02	$ 0.01	$ 0.06	$ 0.02

1.	Stock Option Plan (continued)

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

2002
Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended September 30,				Nine months ended September 30,
	2004		20003		2004		2003
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)
Earnings	$ 2,856	$ 2,718	$ 2,157	$ 1,912	$ 9,874	$ 9,428	$ 6,409	$ 5,752

Earnings per share:
Basic	$ 0.22	$ 0.21	$ 0.18	$ 0.16	$ 0.77	$ 0.73	$ 0.52	$ 0.47
Diluted	$ 0.21	$ 0.20	$ 0.17	$ 0.15	$ 0.73	$ 0.70	$ 0.51	$ 0.46

2.	Capital Stock

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F. Warrants
In thousands	Issued	Stated Value	Issued	Stated Value	Total Stated Value

Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	804	6,640	--	--	6,640

Balance, September 30, 2004	13,104	$17,718	30	$272	$17,990

3.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. As at September 30, 2004, the Company has not repurchased any shares.

4.	Comparative Figures

Certain of the prior year’s figures have been reclassified for consistency with the current presentation, and reflect the expensing of stock options effective January 1, 2003.